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                       [IRELL & MANELLA LLP LETTER HEAD]



                                 July 15, 2005





U.S. Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C.  20549


   Re: Registration Statement on Form S-1, as amended, for Charter Communications, Inc., File No. 333-121561 (the "Registration Statement")
        ------------------------------------------------------------------------

Ladies and Gentlemen:


       Reference is made to our opinion dated July 15, 2005, which was filed as
Exhibit 5.1 to the Registration Statement with Amendment No. 4 thereto on July 15, 2005 (the "Opinion"). This is to confirm that the reference and limitation in the Opinion to Delaware General Corporate Law ("DGCL") includes the statutory provisions of the DGCL itself and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.



                                            Very truly yours,

                                            /s/ Irell & Manella LLP

                                            Irell & Manella LLP